Exhibit 12.1
Avnet, Inc.
Computation of Ratios of Earnings to Fixed Charges

	Fiscal Year Ended
	July 2,	July 3,	June 27,	June 28,	June 30,
	2011	2010	2009	2008	2007
	(in thousands)
Earnings:
Income (loss) from continuing operations before income taxes	$870,966	$585,083	$(1,094,968)	$693,404	$572,230
Add fixed charges	123,982	85,561	103,304	111,125	111,524

Total earnings (loss)	$994,948	$670,644	$(991,664)	$804,529	$683,754

Fixed charges:
Interest on indebtedness	$92,452	$61,748	$78,666	$88,224	$91,949
Amortization of debt expense	2,629	2,317	3,177	3,176	3,413
Interest component of rent expense	28,901	21,496	21,461	19,725	16,162

Total fixed charges	$123,982	$85,561	$103,304	$111,125	$111,524

	8.0	7.8	*	7.2	6.1

*	Earnings were deficient in covering fixed charges by $1.09 billion for the fiscal year ended June 27, 2009.